Long-term concept reveals its strengths –

Record Year at the HORNBACH Group

All key figures substantially improved in 2006/2007 financial year / Like-for-like sales growth in Germany and abroad / Project competence and price continuity lead to above-average success at HORNBACH DIY megastores with garden centers / Group aims to increase sales to five billion euros by 2016

Frankfurt/Main, May 24, 2007. The HORNBACH Group, one of the largest operators of DIY stores and garden centers in Europe, has successfully completed its 2006/2007 financial year (February 28). The Group achieved considerable year-on-year improvements in all key figures, including consolidated sales, like-for-like sales, operating earnings and consolidated net income.

"This success is directly attributable to the long-term orientation of our concept", commented Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG, at the annual results press conference in Frankfurt am Main on Thursday. "HORNBACH's concept consistently focuses on customers aiming to implement larger-scale projects in their houses, flats or gardens either themselves or with help from professionals. Construction, renovation and modernization are especially popular during periods of substantial economic growth, such as that currently underway in Germany. We are feeling the effects of this more clearly than other providers in the DIY sector in the form of a marked upturn in demand."

Albrecht Hornbach and CFO Roland Pelka were able to present the press with record results for 2006/2007. Total net sales at HORNBACH HOLDING AG rose by 7.5 percent to Euro 2.544 billion (previous year: Euro 2.367 billion). Sales at the most important subgroup, HORNBACH-Baumarkt-AG, which was operating 120 DIY megastores with garden centers in eight European countries at the reporting date (February 28, 2007), rose by 7.1 percent to a net total of Euro 2.392 billion (previous year: Euro 2.234 billion).

HORNBACH grows more rapidly than its sector

Particularly pleasing developments were seen in like-for-like sales, i.e. sales excluding newly opened stores or extensions. Excluding sales tax, these sales rose by 4.0 percent across the Group (previous year: 0.5 percent). Like-for-like sales improved by 2.3 percent in Germany (previous year: -1.1 percent) and even by 7.2 percent in other countries (previous year: 3.9 percent). "HORNBACH's organic growth has thus once again enabled the company to clearly outperform the sector and its most important competitors", commented Albrecht Hornbach According to the BHB sector association, like-for-like sales in the German DIY store and garden center sector as a whole declined by 1.6 percent in the 2006 calendar year.

HORNBACH managed to maintain its head start on the competition in the first quarter of the 2007 calendar year as well. Based on figures released by the BHB sector association, gross like-for-like sales rose by 6.4 percent in the German DIY store and garden center sector between January and March. This calculation accounted for sales tax in order to make the rate of change comparable following the increase in the sales tax rate since January 2007. Based on the same method of calculation, i.e. including sales tax, HORNBACH increased its like-for-like sales by 10.1 percent over the same period. Major competitors showed below-average performances.

Earnings significantly improved

Combined with a stable gross margin and reduced store and administration expenses, the pleasing level of sales growth led to a marked increase in all key earnings figures at the HORNBACH Group in the past financial year. The operating earnings (EBIT) of HORNBACH HOLDING AG rose by 29.6 percent to Euro 119.1 million (previous year: Euro 91.8 million). Consolidated income more than doubled from Euro 32.0 million to Euro 75.9 million (plus 136.8 percent). Operating earnings (EBIT) at the largest subgroup, HORNBACH-Baumarkt-AG, grew by 36.9 percent to Euro 96.1 million (previous year: Euro 70.2 million), with consolidated net income increasing by 143.1 percent to Euro 60.7 million (previous year: Euro 24.9 million).

As a result, earnings per share more than doubled at the two publicly listed companies, amounting to Euro 7.92 at HORNBACH HOLDING AG and to Euro 3.95 at HORNBACH-Baumarkt-AG.

Consumers honor honest pricing policy

According to Albrecht Hornbach, the reliable pricing policy adopted by his company had also contributed substantially to the results for the past financial year. "There is hardly any other

retail company which published its approach to the increase in sales tax as clearly and unambiguously as did HORNBACH. We communicated in interviews and via our website in July 2006 already that HORNBACH would keep its prices stable up to the tax increase on January 1, 2007. On the day itself, we then simply factored the higher tax rate into the price calculations."

Tests undertaken by consumer protection organizations had revealed that numerous retailers had attempted to introduce clandestine price increases from the middle of 2006 already. At the beginning of the new year, consumers had then been led to believe that prices had remained stable based on the motto "we will let you off the sales tax increase". Albrecht Hornbach stressed that he was "convinced that most customers will have seen through this maneuver. One thing I can say with absolute certainty is that HORNBACH has benefited far more substantially from its transparent, honest pricing policies than some competitors did from their apparent "tax rebates" at the beginning of the year."

HORNBACH had done very good business both in the months preceding and in the months following the tax increase, underlined Hornbach. This made it clear that the trust placed in pricing policies was one of customers' key criteria when selecting their DIY megastore and garden center. "We see this as providing confirmation of our permanent low price strategy based on absolute transparency, continuity and reliability."

Climate debate – energy-saving projects in great demand

The debate currently underway around the world with regard to global warming and climate protection has led to a marked increase in demand for energy-saving and environmental protection projects at HORNBACH. "Our company recognized this need at an early stage and developed the right products", stressed Albrecht Hornbach. As examples of such projects, he referred to the insulation of facades, the replacement of outdated central-heating boilers and the use of rainwater for residential buildings and gardens.

Further increase in international share of sales

HORNBACH's market share in Germany increased from 7.7 percent in the 2005 calendar year to 8.1 percent in 2006. At the same time, the international share of sales at the HORNBACH-Baumarkt-AG subgroup rose from 35 percent to 36 percent. According to Roland Pelka, the share of sales generated by the foreign megastores is set to increase further to more than 40 percent in the coming years.

13 new store openings planned by 2009

Although delays in building permits meant that no new HORNBACH DIY megastores with garden centers were opened in the past financial year, the current and coming financial year are expected to see a total of 13 new store openings, of which up to eleven will be located outside Germany. New megastores of the latest generation, with combined drive-in facilities, have already been opened in Munich, Darmstadt and the Dutch town of Alblasserdam in the current financial year to date. These are set to be followed in June by the opening of a store in Bucharest, and thus of the Group's first location in Rumania. This will mark the eighth country in which HORNBACH operates outside Germany.

Sales to double by 2016

"We plan to achieve sales growth in a medium single-digit percentage range in the current financial year and in a high single-digit percentage range in the subsequent year," commented company boss Hornbach with regard to the outlook. HORNBACH had also set itself ambitious targets for the following years. "We aim to maintain our organic growth, opening seven new stores on average every year. In this way, the HORNBACH Group intends to double its sales to five billion euros by 2016."

About HORNBACH

The HORNBACH Group is one of Europe's largest operators of DIY megastores with garden centers. In addition to the largest operating subgroup, HORNBACH-Baumarkt-AG (DIY megastores with garden centers), the overall HORNBACH HOLDING AG Group also comprises the subgroups of HORNBACH Baustoff Union GmbH (regional builders' merchant and construction materials business) and HORNBACH Immobilien AG (real estate and location development). The HORNBACH DIY megastores with garden centers have an average size of almost 11,000 square meters, a figure unmatched by any other competitor in Germany and Europe. Founded in 1877, the family-run company, which has its roots in the Palatinate region, was first publicly listed in 1987. HORNBACH currently operates 123 DIY megastores with garden centers in eight countries, of which 91 are in Germany. Its sales concept and product range are entirely tailored to the needs of project and professional customers. HORNBACH guarantees its customers permanently low prices and is thus the price leader in the sector. The high quality of advice and excellent service provided by the company have been attested in numerous independent tests and studies. Pioneering achievements, such as the first combined DIY store with a garden center (1968), the first megastore (1980) and the first DIY store with a drive-in facility (2003) provide proof of HORNBACH's ongoing innovative power. Since 2001, a strategic partnership has been in place with the British retail group Kingfisher. HORNBACH has acted as "job machine" for decades, with more than 12,000 employees now participating in the success of the company.

Key Figures of the HORNBACH HOLDING AG GROUP

(in Euro million unless otherwise state)	2006/2007	2005/2006	± %
Net sales	**2,544**	2,367	7.5
of which in other European countries	**862**	788	9.4
Gross margin (as % of sales)	**35.3 %**	35.2 %	
EBITDA	**196.9**	180.1	9.3
EBIT	**119.1**	91.8	29.6
Earnings before taxes	**83.1**	52.5	58.4
Consolidated net income	**75.9**	32.0	136.8
Earnings per preference share (Euro)	**7.92**	3.40	132.9
Number of employees at HORNBACH Group	**12,156**	12,014	1.2
Capital expenditure	**123**	208	-40.8
Total assets	**1,842**	1,794	2.7
Shareholders' equity	**630**	559	12.7
Shareholders' equity as % of total assets	**34.2 %**	31.1 %	

Key Figures of the HORNBACH-Baumarkt-AG GROUP

(in Euro million unless otherwise stated)	2006/2007	2005/2006	± %
Net sales	**2,392**	2,234	7.1
of which in Germany	**1,530**	1,446	5.8
of which in other European countries	**862**	788	9.4
Like-for-like sales growth (excluding sales tax)	**4.0 %**	0.5 %	
Gross margin (as % of sales)	**36.0 %**	35.7 %	
EBITDA	**160.4**	136.7	17.4
EBIT	**96.1**	70.2	36.9
Earnings before taxes	**72.9**	43.6	67.2
Consolidated net income	**60.7**	24.9	143.1
Earnings per share (Euro)	**3.95**	1.64	140.9
Number of employees	**11,577**	11,419	1.4
Capital expenditure	**88**	144	-39.3
Total assets	**1,331**	1,286	3.5
Shareholders' equity	**471**	415	13.4
Shareholders' equity as % of total assets	**35.4 %**	32.3 %	

(Percentage changes rounded up on the basis of Euro 000s)

Investor Relations
Axel Müller
Tel: (+49) 0 63 48/ 60 - 2444
Fax: (+49) 0 63 48/ 60 - 4299
E-mail: invest@hornbach.com

Note:
The annual reports of HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG for the 2006/2007 financial year have been published on the internet at: **www.hornbach-group.com**

HORNBACH

Es gibt immer was zu tun.

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1:27PM 2007.06.04 (GMT+1)

Ad hoc: HORNBACH Share Option Plan: Approx. 144,500 subscription rights exercised

Bornheim bei Landau, June 4, 2007.

A total of 144,495 subscription rights (exersale) were conditionally exercised within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG in the latest exercise window lasting from May 25 to June 1, 2007 in accordance with the terms and conditions governing the share option plan. Starting on Tuesday, June 5, 2007, the orders for the sale of the new shares thereby created in HORNBACH-Baumarkt-AG will be placed on the stock exchange over a period of five weeks, thus protecting the share price, by the bank commissioned with the handling of the share option plan. Should it not be possible to sell all of these shares in full within this deadline, then the subscription rights will only be exercised on a prorated basis. In view of their differing dividend entitlement, the new shares will be traded under a separate ISIN (DE000A0N3EA5) through the date of the Annual General Meeting on July 12, 2007.

Contact:

HORNBACH-Baumarkt-AG
Investor Relations
Axel Müller
Tel.: +49(0) 6348-60 2444
Fax: +49(0) 6348-60 4299

END